September 29, 2025
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Robert Arzonetti
Susan Block
Victor Cecco
Marc Thomas

Re:	Wealthfront Corporation
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted on September 23, 2025
CIK No. 0001524566
Ladies and Gentlemen:
We are submitting this letter on behalf of Wealthfront Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 26, 2025 (the “Letter”), regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1 (CIK No. 0001524566) confidentially submitted by the Company to the Commission on September 23, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are filing a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including updates to its disclosures on pages 13, 120, 125, and 153 to 154 of the Registration Statement in response to feedback from the Staff conveyed on a conference call held on September 26, 2025. Capitalized terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

U.S. Securities and Exchange Commission
September 29, 2025

Amendment No. 3 to Draft Registration Statement on Form S-1
Our Platform
Diverse Financial Products, page 30
1.We note your response to prior comment 3. We also note your revised disclosure at page iii, under “Select Defined Terms,” that “Cash Account” means the account clients open and maintain at your subsidiary Wealthfront Brokerage LLC. Please revise here to clarify the nature of the cash account, which appears to include aspects of a brokerage account. Please also identify the banks that provide services related to the Cash Management product, such as Wells Fargo, and summarize the key terms of the agreements that appear to allow you to manage the FBO accounts and related sweeps, settlement, reconciliation, dispute resolution and other features necessary to offer the Cash Management product. Please also file such agreements with banks as exhibits, or provide a detailed explanation why they are not required under Item 601(b)(1) of Regulation S-K.
In response to the Staff’s comment, the Company has revised the disclosure on pages vi, 13, 153 to 154, and 166 of the Registration Statement to clarify the nature of its Cash Account. Wealthfront further advises the Staff that Wealthfront offers its Cash Account through Wealthfront Brokerage LLC. Clients open a Cash Account by acknowledging and signing the Wealthfront Customer Brokerage and Custody Agreement which the Company previously shared with the Staff supplementally in connection with the Company’s prior response letter dated September 23, 2025 (the “Prior Response Letter”). The Cash Account is a brokerage account that provides cash management services, including the cash sweep program and other services as described in the Registration Statement. These services include ancillary cash management services such as ACH functionality supported by UMB Bank (“UMB”) and debit card access supported by Green Dot Corporation (“Green Dot”), as noted in the Company’s Prior Response Letter and the Registration Statement. Clients may also choose to allocate cash in their Cash Account to a money market mutual fund (currently TIMXX, a security). The Cash Account does not support self-directed investment, such as trading in equity securities or ETFs.
The Company has also revised the disclosure in footnotes 6, 31, and 43, respectively, on pages 13, 154, and 166, respectively, of the Registration Statement to note that it maintains standard commercial bank accounts with Wells Fargo Bank, N.A. (“Wells Fargo”) that it uses as intermediary accounts to process client deposits and withdrawals, both of which involve transfers of client funds to and from the program banks participating in the Company’s cash sweep program. The intermediary accounts at Wells Fargo are titled in the name of Wealthfront Brokerage LLC for the benefit of its customers.

U.S. Securities and Exchange Commission
September 29, 2025

The Company’s agreement with Wells Fargo relating to these intermediary accounts (the “Wells Fargo Agreement”) consists of standard terms and conditions applicable to the maintenance of any commercial bank account at Wells Fargo by any business entity and was not negotiated between the Company and Wells Fargo. The intermediary accounts are used for moving funds to and from program banks and do not hold client funds for an extended period of time, as noted in the Company’s Prior Response Letter.
The Company advises the Staff that the Company does not believe that its agreement with Wells Fargo is material to investors. As noted above, the Company’s accounts with Wells Fargo that are used as intermediary accounts are standard commercial bank accounts. As such, the Wells Fargo Agreement contains typical terms and conditions for agreements relating to the maintenance of a commercial bank account. As noted above, the Wells Fargo Agreement was not negotiated between the Company and Wells Fargo. As a result, the Company does not believe that disclosure of the specific terms of the Wells Fargo Agreement would be important to investors or provide investors with any meaningful information regarding the Company’s business. To assist the Staff in its review of the Company’s response, the Company has supplementally provided the Wells Fargo Agreement.
Further, the Company advises the Staff that it does not believe it is required to file the Wells Fargo Agreement under Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more specified categories, in which case it shall be filed except where immaterial in amount or significance.” (Emphasis added.) The intermediary account services and related infrastructure are typical for cash sweep programs similar to the Company’s, and the use of intermediary accounts is typical for the business of any broker-dealer. In addition, and as noted above, the Wells Fargo Agreement contains typical terms and conditions for agreements relating to the maintenance of a standard commercial bank account. Therefore, the Company respectfully submits that the Wells Fargo Agreement is a contract that ordinarily accompanies the kind of business conducted by the Company in connection with its cash management services and as such does not require filing under Item 601(b)(10) of Regulation S-K.
The Company has also evaluated the Wells Fargo Agreement under Item 601(b)(10)(ii)(A)-(D) of Regulation S-K and does not believe that the Wells Fargo Agreement falls into any of those categories. More specifically, under Item 601(b)(10)(ii)(B) of Regulation S-K, the Company is not substantially dependent on the Wells Fargo Agreement. The Company advises that there are a significant number of banks with which the Company could open a commercial bank account similar to the bank accounts that the Company maintains with Wells Fargo. The Company further notes that opening intermediary accounts at another bank would not

U.S. Securities and Exchange Commission
September 29, 2025

be administratively difficult, that it has relationships with many banks that could offer standard bank accounts to the Company, that the agreements for such accounts are on standard terms and conditions, and that the Company has already invested in preparing redundant capabilities such that a transition could feasibly be accomplished with little to no disruption to Cash Account functionality while maintaining continuous access to client funds. The Company notes that the transition to another intermediary bank would involve the Company making a straightforward update to its infrastructure to change bank links to the replacement intermediary bank, but which would not require technical integration on the part of the intermediary bank. Accordingly, the Company does not believe that it is substantially dependent on the Wells Fargo Agreement.
For the reasons described above, the Company does not believe that additional disclosure concerning the Wells Fargo Agreement, including by filing the Wells Fargo Agreement as an exhibit to the Registration Statement, would be required pursuant to Item 601(b)(10) of Regulation S-K or to provide meaningful disclosure to investors. The Company assesses the materiality of the various agreements to which it is a party on a regular basis, including to determine whether the Company is substantially dependent on any one party or agreement. To the extent the Company determines in the future that it is substantially dependent on the Wells Fargo Agreement such that it should be filed under Item 601(b)(10) of Regulation S-K, the Company will file such agreement.
The Company additionally refers the Staff to the disclosures on pages 14 and 154 to 155 of the Registration Statement which summarize the services provided by Green Dot and UMB, the Company’s partner banks, as well as to its responses to comment 16 in the Company’s Prior Response Letter noting that the agreements with such providers are not material, that the Company is not substantially dependent on them, and that the services provided by each of Green Dot and UMB allow the Company to provide ancillary features which enhance the client experience but are not necessary for the Company to offer its core revenue-generating offerings. To the extent the Company determines in the future that it is substantially dependent on any of our agreements with such providers such that it (or any other future agreement with a cash sweep program vendor) should be filed under Item 601(b)(10) of Regulation S-K, the Company will file such agreement. The Company further advises the Staff that other than the banks referenced in this response and in the Registration Statement, there are no other banks that currently provide services related to the Cash Accounts.

U.S. Securities and Exchange Commission
September 29, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Revenue Model, page 106
2.We are continuing to evaluate your response to prior comment 4 and may have additional comments.
The Company acknowledges the Staff’s ongoing review and remains available to answer any questions or otherwise assist the Staff in its further considerations of this item.
* * * * * * *
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP
cc:
David Fortunato, Chief Executive Officer and President
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Latham & Watkins LLP
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